SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2008

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F      ☒          Form 40-F       ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes      ☐          No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated November 25, 2008 regarding the Connected Transaction (including a Continuing Connected Transaction) of the Registrant.

1.2	Notice of the Extraordinary General Meeting of the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2008

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

CONNECTED TRANSACTION

(INCLUDING A CONTINUING CONNECTED TRANSACTION)

PROVISION OF FINANCIAL ASSISTANCE ON A SECURED BASIS

BY A CONNECTED PERSON

AND

BOOK CLOSE

The Directors announce that after the trading hours on 25 November 2008, the Company entered into the conditional Facility Agreement, pursuant to which HTFCL (an indirect subsidiary of HWL) agreed to make available to the Company and certain of its subsidiaries the Facility of a maximum aggregate amount of US$2,500 million (approximately HK$19,376 million) subject to and in accordance with the terms and conditions of the Facility Agreement including the obtaining of the Independent Shareholders Approval.

Each of HTFCL and HFAL is an indirect subsidiary of HWL which, in turn, holds approximately 60.36% indirect interest in the Company as at the date of this announcement. Each of HWL, HTFCL and HFAL is therefore a connected person of the Company by virtue of being a substantial shareholder (in the case of HWL) or an associate of a substantial shareholder (in the case of HTFCL and HFAL) of the Company.

The provision of financial assistance by the HWL Group contemplated under the Facility Agreement where security over the assets of the Group is granted in respect of the financial assistance constitutes a connected transaction (which includes a continuing connected transaction) for the Company under the Listing Rules and is subject to (i) the reporting and announcement requirements under Chapter 14A of the Listing Rules, and (ii) obtaining the Independent Shareholders Approval.

The Independent Board Committee has been established to advise the Independent Shareholders in connection with the terms of and all the transactions contemplated by or incidental to the Facility Agreement. The IFA has been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of matters required to be covered under the Listing Rules.

The Circular giving further details of the Facility Agreement, the recommendation from the Independent Board Committee, the opinion from the IFA to the Independent Board Committee and the Independent Shareholders, and the notice of the EGM will be despatched to the Shareholders in accordance with the requirements of the Listing Rules.

The Board also announced that the Hong Kong share register of the Company will be closed on Wednesday, 10 December 2008 and Thursday, 11 December 2008 for the purpose of ascertaining entitlements to attending the EGM

The Directors announce that after the trading hours on 25 November 2008, the Company entered into the conditional Facility Agreement, the principal terms of which are summarised as follows:

PRINCIPAL TERMS OF THE FACILITY AGREEMENT

Lender:	HTFCL.

Borrowers:	The Company as the principal borrower, and such (direct or indirect) wholly-owned subsidiary or subsidiaries of the Company or Hutchison Telephone Company Limited as may, from time to time, become (an) additional borrower(s) under the Facility Agreement in accordance with the terms thereof.

Guarantors:	The Company as the original guarantor, such other members of the Group identified as initial guarantors in the Facility Agreement and any other person which becomes an additional guarantor in accordance with the terms of the Facility Agreement.

Facility Amount and Purposes:

Senior secured revolving credit/term loan facility of a maximum aggregate amount of US$2,500 million (approximately HK$19,376 million) to be provided in the following two tranches:

(i)     “Tranche A Facility” - US$1,160 million (approximately HK$8,991 million) term loan facility in and towards repayment of outstanding amounts due and payable under the Existing Facility; and

(ii)    “Tranche B Facility” - US$1,340 million (approximately HK$10,385 million) revolving credit facility in and towards refinancing of other existing indebtedness of the Group, funding any acquisition and general corporate purposes of any member of the Group.

Final Maturity Date:	15 November 2011.

Availability Period:

From 25 November 2008 to:

(i)     Tranche A Facility – the earlier of (a) 14 May 2009 and (b) the date on which all outstanding amounts are repaid under the Existing Facility; and

(ii)    Tranche B Facility – the date falling one week before the Final Maturity Date.

Advances may be made to the Borrowers subject to not less than ten Business Days’ prior written notice (or such shorter period as the Lender and the relevant Borrower may agree).

Interest Rate:	2.45 per cent. per annum above the applicable LIBOR.

Upfront Fee:	0.20 per cent. on the Facility Amount on the date of the Facility Agreement payable to the Lender on the earlier of (a) the date of first advance under the Facility Agreement and (b) the date falling 90 days from the date of the Facility Agreement.

Commitment Fee:	0.20 per cent. per annum on the daily undrawn balance of the Facility payable semi-annually in arrears and accruing from the date of the Facility Agreement.

Repayment:	(i) (ii)	TrancheA Loan – on the Final Maturity Date. TrancheB Loan – on the last day of its interest period and on the Final Maturity Date.

Voluntary Prepayment:	Permitted in minimum amount of US$10 million and integral multiples of US$5 million or, if less the balance of the Loan outstanding by giving not less than five Business Days’ prior written notice to the Facility Agent. No premium, fee or penalty is payable in respect of any prepayment.

Voluntary Cancellation:	The Company may, without premium, fee or penalty, cancel the availability of any undrawn Facility Amount by giving not less than five Business Days’ prior written notice to the Facility Agent. Any amount cancelled will not be available for redrawing.

Mandatory Cancellation:	The commitments to make available the Tranche B Facility shall be automatically reduced by the amount of each facility obtained by any of the subsidiaries specified in the Facility Agreement after the date thereof.

Security and Guarantees:	(i)	Joint and several unconditional irrevocable guarantees from the Company, other members of the Group as are identified as the initial guarantors in the Facility Agreement and such other members of the Group as may be required under the terms of the Facility Agreement to become additional guarantors;

(ii)

Fixed and floating securities over all present and future assets, rights and businesses of the Company, other members of the Group as are identified for this purpose in the Facility Agreement and such other members of the Group as may be required under the terms of the Facility Agreement to become additional guarantors; and

	(iii)	Share mortgage (or equivalent security) over the issued share capital of such members of the Group as are identified for this purpose in the Facility Agreement.

Condition Precedent to the Obligations of the Borrowers, the Guarantors and the Security Providers:	Obtaining the Independent Shareholders Approval on or before the date falling six months after the date of the Facility Agreement.

Conditions Precedent to Drawdown and Other Terms:	Customary conditions precedent including execution of all security documents set out in the Facility Agreement and no event of default or such other events specified in the Facility Agreement being outstanding or might result from the making of the Loan; and other terms and conditions customary of advances in the nature of the Loan.

The HWL Guarantee was also executed and delivered on 25 November 2008.

LISTING RULES IMPLICATIONS OF THE FACILITY AGREEMENT

Each of HTFCL and HFAL is an indirect subsidiary of HWL which, in turn, holds approximately 60.36% indirect interest in the Company as at the date of this announcement. Each of HWL, HTFCL and HFAL is therefore a connected person of the Company by virtue of being a substantial shareholder (in the case of HWL) or an associate of a substantial shareholder (in the case of HTFCL and HFAL) of the Company.

The provision of the financial assistance by the HWL Group contemplated under the Facility Agreement where security over the assets of the Group is granted in respect of the financial assistance constitutes a connected transaction (including a continuing connected transaction) for the Company under the Listing Rules which is subject to (i) the reporting and announcement requirements under Chapter 14A of the Listing Rules, and (ii) the Independent Shareholders Approval. HWL and its associates will abstain from voting on any matters relating to the Facility Agreement at the EGM.

The Independent Board Committee has been established to advise the Independent Shareholders in connection with the terms of and all the transactions contemplated by or incidental to the Facility Agreement. In this connection, Mr. Kevin Westley, an Independent Non-executive Director, has declared his interest in the transactions contemplated in the Facility Agreement by virtue of (i) The Hongkong and Shanghai Banking Corporation Limited (“HSBC”) being one of ten mandated lead arrangers of the Existing Facility which may be repaid in accordance with its terms by applying proceeds of the Tranche A Loan in the event the Company decides to draw down the same; and (ii) Mr. Westley being the advisor to the Chairman of HSBC. It being noted that Mr. Westley had no direct involvement with either the provision or repayment of lending by or to HSBC arising from the Existing Facility and the Board is satisfied that such interest does not amount to a “material interest” for purpose of the Listing Rules. The IFA has been appointed to advise the Independent Board Committee and the Independent Shareholders as required by the Listing Rules.

The Circular is expected to be despatched to the Shareholders in accordance with the requirements of the Listing Rules.

REASONS FOR, AND BENEFITS OF, ENTERING INTO THE FACILITY AGREEMENT

Having regard to the Company’s capital structure, and the level of resources available after payment of the special dividend declared on 12 November 2008, the Board considers it prudent and appropriate to secure a lending commitment on the terms of the Facility Agreement as such commitment will provide the Group with the right and flexibility, which it may choose not to utilise, to access any additional funding the Group may require in the medium term.

The Board (excluding Mr. Fok Kin-ning, Canning, Mrs. Chow Woo Mo Fong, Susan and Mr. Frank John Sixt who voluntarily abstained from voting but including all the Independent Non-executive Directors who took into account the opinion issued by the IFA covering the terms of the Facility Agreement and such other matters as are required under the Listing Rules and set out in the Circular) considers that the terms of the Facility Agreement (including the Cap) and all the transactions contemplated by or incidental to the Facility Agreement to be provided on normal commercial terms, and fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends in its letter to the Independent Shareholders included in the Circular to vote in favour of the resolution which will be proposed at the EGM to approve and ratify (as appropriate) the terms of the Facility Agreement (including the Cap), the entering into of the Facility Agreement by the Company and all the transactions contemplated by or incidental to the Facility Agreement.

GENERAL INFORMATION OF THE HWL GROUP

The HWL Group operates and invests in five core businesses: ports and related services; property and hotels; retail and manufacturing; energy, infrastructure, finance and investments; and telecommunications. HTFCL is set up for the specific purpose of entering into and performing the terms of the Facility Agreement.

GENERAL INFORMATION OF THE GROUP

The Group is a leading global provider of telecommunications services. It currently operates mobile and fixed telecommunications services in Hong Kong and operates or is rolling out mobile telecommunications in Macau, Israel, Thailand, Sri Lanka, Indonesia and Vietnam.

CLOSURE OF REGISTER OF MEMBERS

The Hong Kong share register of the Company, Computershare Hong Kong Investor Services Limited, will be closed from Wednesday, 10 December 2008 to Thursday, 11 December 2008, both days inclusive, during which period no transfer of Shares, exchange of Shares into ADSs or ADSs into Shares will be registered. To qualify for attending the EGM, Shareholders should ensure that all transfers, accompanied by the relevant share certificates, must be lodged with the Hong Kong share register of the Company, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. on Tuesday, 9 December 2008.

Any person who has acquired Shares registered on the Cayman Islands share register of the Company and has not lodged the share transfer with the Company’s Cayman Islands principal registrar should do so before 4:30 p.m. on Tuesday, 9 December 2008 in order to be entitled to attend the EGM.

In this announcement, the following expressions have the following meanings unless the context requires otherwise:-

DEFINITIONS

“ADS(s)”	American Depositary Share(s) issued by Citibank, N.A., each representing ownership of 15 Shares

“affiliate”	in relation to any person, a subsidiary or any holding company of such person or any other subsidiary of that holding company

“associate”	shall have the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors

“Borrower(s)”	has the meaning ascribed to that term in the Facility Agreement

“Business Day”	a day on which banks are open for business in Hong Kong, London and New York

“Cap”	the maximum amount (the initial amount being US$1,340 million (or approximately HK$10,385 million)) which is made available to the Borrowers under the Tranche B Facility determined in accordance with the terms and conditions of the Facility Agreement

“Circular”	the circular giving further details of the Facility Agreement, the recommendation from the Independent Board Committee, the opinion from the IFA to the Independent Board Committee and the Independent Shareholders, and the notice of the EGM to be despatched to the Shareholders as required by the Listing Rules

“Company” or “HTIL”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and whose ADSs are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“connected person”	shall have the meaning ascribed to that expression in the Listing Rules

“Directors”	directors of the Company

“EGM”	the extraordinary general meeting of the Company to be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 11 December 2008 at 10:30 a.m. or any adjournment thereof to consider and, if thought fit, to grant the Independent Shareholders Approval, the notice of which is to be set out in the Circular

“Existing Facility”	the HK$9,000 million credit facility made available to the Company and Hutchison Telephone Company Limited by a group of independent financial institutions pursuant to a credit facility agreement dated 15 May 2008

“Facility”	the senior secured revolving credit/term loan facility of a maximum aggregate amount of US$2,500 million (approximately HK$19,376 million) to be provided on and subject to the terms and conditions of the Facility Agreement

“Facility Agreement”	the US$2,500 million senior secured revolving credit/ term loan facility agreement dated 25 November 2008 and entered into by the Company, HTFCL and HFAL

“Group”	the Company and its subsidiaries

“holding company”	in relation to any person, an entity of which that person is a subsidiary

“HFAL”	Hutchison Facility Agents Limited, an indirect subsidiary of HWL, the facility agent and security trustee of the Facility and a connected person of HTIL

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HTFCL”	Hutchison Telecommunications Finance Company Limited, an indirect subsidiary of HWL, the lender of the Facility and a connected person of HTIL

“HWL”	Hutchison Whampoa Limited, a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 013) and a substantial shareholder and connected person of HTIL

“HWL Group”	HWL and its subsidiaries (which, for the purpose of this announcement, exclude the Group)

“HWL Guarantee”	the guarantee dated 25 November 2008 and executed by HWL in favour of the Company pursuant to which HWL agrees, inter alia, to guarantee the due and punctual payment of any and all amounts payable by HTFCL under the terms of the Facility Agreement

“IFA”	Somerley Limited, a corporation licensed to carry out business in type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and the independent financial adviser appointed to advise the Independent Board Committee and the Independent Shareholders in relation to the terms of the Facility Agreement (including the Cap) and all the transactions contemplated by or incidental to the Facility Agreement

“Independent Board Committee”	an independent committee of the Board, comprising all the Independent Non-executive Directors, Messrs. Kwan Kai Cheong, John W. Stanton and Kevin Westley, established to give an opinion to the Independent Shareholders in relation to the terms of the Facility Agreement (including the Cap) and all the transactions contemplated by or incidental to the Facility Agreement

“Independent Shareholders”	in respect of any matter proposed to be approved by Shareholders, those who do not have any material interests in such matter other than by virtue of their shareholding in HTIL. In the case of the Facility Agreement, such Shareholders shall not include HWL and its associates

“Independent Shareholders Approval”	the passing of the resolution on a poll by Independent Shareholders at the EGM approving, confirming and ratifying, amongst others, the terms of the Facility Agreement (including the Cap), the entering into of the Facility Agreement by the Company and all the transactions contemplated by or incidental to the Facility Agreement

“Lender”	has the meaning ascribed to that term in the Facility Agreement

“LIBOR”	has the meaning ascribed to that term in the Facility Agreement

“Listing Rules”	the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Loan”	a Tranche A Loan or a Tranche B Loan

“Share(s)”	ordinary share(s) of par value HK$0.25 each in the capital of the Company

“Shareholder(s)”	holder(s) of the Share(s) from time to time

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to that term in Listing Rule 1.01 or, if the context so requires, the meaning ascribed to that term in the Facility Agreement

“substantial shareholder”	has the meaning ascribed to that expression in Listing Rule 1.01

“Tranche A Facility”	has the meaning ascribed to that expression in the section headed “Principal Terms of the Facility Agreement” of this announcement

“Tranche A Loan”	save as provided in the Facility Agreement, the principal amount of each borrowing under the Tranche A Facility or the principal amount outstanding of that borrowing

“Tranche B Facility”	has the meaning ascribed to that expression in the section headed “Principal Terms of the Facility Agreement” of this announcement

“Tranche B Loan”	save as provided in the Facility Agreement, the principal amount of each borrowing under the Tranche B Facility or the principal amount outstanding of that borrowing

“HK$”	Hong Kong Dollars, the lawful currency for the time being of Hong Kong

“US$”	US Dollars, the lawful currency of the United States of America

For the purpose of this announcement and for reference only, an exchange rate of US$1.00 to HK$7.7502 is adopted.

As at the date of this announcement, the Directors are:

Executive Directors: Mr. LUI Dennis Pok Man Mr. Christopher John FOLL Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man) Mr. WONG King Fai, Peter	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Directors: Mr. WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll) Mr. MA Lai Chee, Gerald (Alternate to Mr. Wong King Fai, Peter)

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 25 November 2008

Exhibit 1.2

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Hutchison Telecommunications International Limited (the “Company”) will be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 11 December 2008 at 10:30 a.m. or any adjournment thereof (the “Meeting”) for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

“THAT:

(a)	the facility agreement dated 25 November 2008 (the “Facility Agreement”) entered into between Hutchison Telecommunications Finance Company Limited as lender, the Company as principal borrower and Hutchison Facility Agents Limited as facility agent and security trustee in relation to the Facility (as defined in the circular to Shareholders dated 25 November 2008 (the “Circular”)), a copy of which has been produced to this meeting marked “A”, together with the terms thereof (including the “Cap” (as such term is defined in the Circular)), the entering into of the Facility Agreement by the Company and the transactions contemplated by or incidental to the Facility Agreement be and they are hereby approved, ratified and confirmed; and

(b)	the directors of the Company, acting together, individually or by committee, be and they are hereby authorised to do all such acts on behalf of the Company as they may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation and completion of the Facility Agreement and the transactions contemplated by or incidental to the Facility Agreement.”

The register of members of the Company will be closed from Wednesday, 10 December 2008 to Thursday, 11 December 2008, both days inclusive.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 25 November 2008

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Notes:

1.	In order to be entitled to attend and vote at the Meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Hong Kong share registrar of the Company, Computershare Hong Kong Investor Services Limited, no later than 4:30 p.m. on Tuesday, 9 December 2008.

2.	Only members are entitled to attend and vote at the Meeting.

3.	A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of that member. A proxy need not be a member of the Company. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

4.	At the Meeting, the Chairman of the Meeting will exercise his power under Article 66 of the Company’s Articles of Association to put the above resolutions to the vote by way of a poll.

As at the date of this notice, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. LUI Dennis Pok Man	Mr. KWAN Kai Cheong
Mr. Christopher John FOLL	Mr. John W. STANTON
Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man)	Mr. Kevin WESTLEY
Mr. WONG King Fai, Peter

Non-executive Directors:	Alternate Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	(Alternate to Mr. Christopher John Foll) Mr. MA Lai Chee, Gerald (Alternate to Mr. Wong King Fai, Peter)

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